Exhibit 107

Calculation of Filing Fee Table

Schedule 14A

(Form Type)

ZeroFox Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to Be Paid	162,522,799.24	0.00014760	$23,988.37

Fees Previously Paid	—		—

Total Transaction Valuation	162,522,799.24

Total Fees Due for Filing			$23,988.37

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$23,988.37

Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the accompanying preliminary proxy statement filed by ZeroFox Holdings, Inc. (the “Company”) of which this Exhibit 107 is a part.

(1)	Title of each class of securities to which the transaction applies: common stock of the Company, par value $0.0001 per share (“Company Common Stock”).

(2)

Aggregate number of securities to which the transaction applies. As of the close of business on March 4, 2024, the maximum number of shares of Company Common Stock to which this transaction applies is estimated to be 153,574,303, which consists of:

(a)

123,489,149 issued and outstanding shares of Company Common Stock (which do not include the 1,293,750 Company Earnout Shares), entitled to receive the per share merger consideration of $1.14 (the “per share merger consideration”);

(b)

5,053,697 shares of Company Common Stock, which are issuable in connection with the Company’s acquisition of Lookingglass, entitled to receive the per share merger consideration (assuming all such shares are issued and outstanding upon the closing in accordance with the applicable conditions and terms set forth in the merger agreement);

(c)

3,408,148 shares of Company Common Stock underlying outstanding and unexercised Company Options that have an exercise price of less than the per share merger consideration (the “In-the-Money Options”);

(d)	10,463,587 shares of Company Common Stock underlying outstanding and unvested Company RSUs; and

(e)	16,213,419 shares of Company Common Stock deemed to be issuable upon the exercise of the Company public/private warrants.

(3)

Per unit price or other underlying value of the transaction computed pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (set forth the amount on which the filing fee is calculated and state how it was determined). Solely for the purpose of calculating the filing fee, as of the close of business on March 4, 2024, the underlying value of the transaction was calculated as the sum of:

(a)	the product of 123,489,149 shares of Company Common Stock and the per share merger consideration;

(b)	the product of 5,053,697 shares of Company Common Stock and the per share merger consideration;

(c)

the product of 3,408,148 shares of Company Common Stock underlying the In-the-Money Options and $0.53 (which is the difference between the per share merger consideration and the weighted average exercise price of such In-the-Money Options of $0.61 per share);

(d)	the product of 10,463,587 shares of Company Common Stock underlying outstanding and unvested Company RSUs and the per share merger consideration; and

(e)

the product of 16,213,419 shares of Company Common Stock deemed to be issuable upon the exercise of the Company public/private warrants and the Black-Scholes-based values of such warrants ($0.12 per share for 8,625,000 Company public warrants and $0.16 per share for 7,588,419 Company private warrants).

(such sum, the “Total Consideration”)

In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the Total Consideration by 0.00014760.

Table 2: Fee Offset Claims and Sources

N/A